Dreyfus
Money Market
Instruments, Inc.

SEMIANNUAL REPORT June 30, 2004



The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



Dreyfus Money Market Instruments, Inc.

The Fund

LETTER FROM THE CHAIRMAN

Dear Shareholder:

This semiannual report for Dreyfus Money Market Instruments, Inc. covers the six-month period from January 1, 2004, through June 30, 2004. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Bernard W. Kiernan, Jr.

The U.S. economy increasingly showed signs of sustainable growth during the first half of 2004. When it became clearer in the spring that an unexpectedly strong job market and higher energy prices reflected renewed inflationary pressures, the money markets began to anticipate higher interest rates, and yields began to rise from historical lows. Indeed, on the last day of the reporting period, the Federal Reserve Board raised short-term rates in what many analysts believe is the first in a series of gradual increases.

To many investors, the move to a less accommodative monetary policy marks the beginning of a new phase in the economic cycle. At times such as these, when market conditions are in a period of transition, we believe it is especially important for you to stay in close contact with your financial advisor, who can help you position your portfolio in a way that is designed to respond to the challenges and opportunities of today's changing investment environment.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
July 15, 2004



DISCUSSION OF FUND PERFORMANCE

Bernard W. Kiernan, Jr., Portfolio Manager

How did Dreyfus Money Market Instruments, Inc. perform during the period?

During the six-month period ended June 30, 2004, the fund produced annualized yields of 0.38% for its Money Market Series and 0.30% for its Government Securities Series. Taking into account the effects of compounding, the fund also produced annualized effective yields of 0.38% and 0.30% for its Money Market Series and Government Securities Series, respectively.[1]

What is the fund's investment approach?

Each Series seeks as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity.

To pursue this goal:

The fund's Money Market Series invests in a diversified portfolio of high-quality, short-term debt securities including securities issued or guaranteed as to principal and interest by the U.S. government or its agencies or instrumentalities, certificates of deposit, time deposits, bankers' acceptances and other short-term securities issued by domestic or foreign banks or their subsidiaries or branches, repurchase agreements, asset-backed securities, domestic and dollar-denominated foreign commercial paper and other short-term corporate obligations, including those with floating or variable rates of interest, and dollar-denominated obligations issued or guaranteed by foreign governments or any of their political subdivisions or agencies. Normally the Money Market Series invests at least 25% of its total assets in domestic or dollar-denominated foreign bank obligations.

The fund's Government Securities Series invests only in short-term securities issued or guaranteed as to principal and interest by the U.S. government and repurchase agreements with respect to these securities.

What other factors influenced the fund's performance?

When 2004 began, the U.S. economy already was exhibiting signs of renewed strength. Even before it was revealed that U.S. gross domestic product had expanded at a 4.1% annualized rate during the fourth quarter of 2003, concerns arose that rising inflation and a ballooning federal budget deficit might lead to higher interest rates. Despite these concerns and their adverse impact on prices of longer-term fixed-income securities, money-market yields remained anchored by the 1% federal funds rate and began the reporting period near historically low levels.

Although it noted at its meeting in January 2004 that U.S. economic output was expanding briskly, the Federal Reserve Board (the "Fed") held the overnight federal funds rate steady, and it reiterated its commitment to keeping borrowing rates low. While new data further confirmed that an economic recovery was well underway, the number of new jobs continued to disappoint.

The consumer price index in February 2004 indicated that the core rate of inflation rose only 0.1%, reinforcing the perception that the Fed still had a great deal of flexibility in the conduct of monetary policy. It was later revealed that U.S. economic growth also rose only modestly to a 4.4% annualized rate during the first quarter of 2004.

In early April 2004, however, the U.S. Department of Labor announced that the domestic economy had added 308,000 jobs in March, fueling concerns that long-dormant inflationary pressures might have begun to resurface. Higher energy and commodity prices appeared to lend credence to that view. As a result, money-market yields rose at the longer end of the maturity spectrum.

At its May meeting, the Fed no longer indicated that it could be "patient" before raising rates, stating instead that future rate hikes were likely to be "measured." Soon after the Fed meeting, non-farm payroll data showing a second consecutive month of gains caused investor sentiment to shift from the belief that interest rates were unlikely to rise in 2004 to anticipation that the Fed might begin to tighten monetary policy as early as June 2004.

As was widely expected, the Fed raised the federal funds rate by 25 basis points at its meeting on June 30, 2004. Because most investors had anticipated a move of at least that amount, the money markets already reflected the impact of the increase.

In its June 30 statement, the Fed noted that "policy accommodation can be removed at a pace that is likely to be measured" but that it was prepared to "respond to changes in economic prospects as needed to fulfill its obligation to maintain price stability." Consequently, most analysts believe that the June 30 rate hike was the first in a series of increases designed to forestall inflationary pressures without derailing the economic recovery.

What is the fund's current strategy?

In light of expectations of further moves toward higher short-term interest rates, we have adopted a more defensive posture, allowing the Series' weighted average maturities to fall toward a range we consider closer to neutral. Accordingly, we generally have limited new investments to securities with maturities of three months or less. This strategy is designed to give us flexibility to take advantage of higher yields should they arise. Of course, we are prepared to alter our strategies as market conditions evolve.

July 15, 2004

---

[1] *Annualized effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. An investment in either Series is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in either Series.*

STATEMENT OF INVESTMENTS

MONEY MARKET SERIES

June 30, 2004 (Unaudited)

Negotiable Bank Certificates of Deposit–12.0%	Principal Amount ($)	Value ($)
Fifth Third Bank		
1.06%, 9/20/2004	13,000,000	13,000,436
Landesbank Hessen-Thueringen Girozentrale (London)		
1.15%, 7/7/2004	10,000,000	10,000,000
Societe Generale (Yankee)		
1.05%, 7/15/2004	13,000,000	13,000,000
Total Negotiable Bank Certificates of Deposit		
(cost $36,000,436)		**36,000,436**
Commercial Paper–20.2%		
Deutsche Bank Financial LLC		
1.45%, 7/1/2004	13,000,000	13,000,000
FCAR Owner Trust		
1.07%, 7/2/2004	12,000,000	11,999,643
Greenwich Capital Holdings Inc.		
1.35%, 8/26/2004	10,000,000	9,979,000
Rabobank USA Financial Corp.		
1.43%, 7/1/2004	13,000,000	13,000,000
UBS Finance Delaware LLC		
1.42%, 7/1/2004	13,000,000	13,000,000
Total Commercial Paper		
(cost $60,978,643)		**60,978,643**
Promissory Notes–3.3%		
Goldman Sachs Group Inc.		
1.29%, 10/12/2004		
(cost $10,000,000)	10,000,000 [a]	**10,000,000**
U.S. Government Agencies–16.9%		
Federal Home Loan Banks, Bonds		
1.32%-1.41%, 3/11/2005-4/13/2005	32,050,000	32,045,548
Federal National Mortgage Association, Notes		
1.36%-1.58%, 2/14/2005-5/13/2005	19,000,000	19,000,000
Total U.S. Government Agencies		
(cost $51,045,548)		**51,045,548**

Time Deposits—49.0%	Principal Amount ($)	Value ($)
BNP Paribas (Grand Cayman)		
1.47%, 7/1/2004	13,000,000	13,000,000
Chase Manhattan Bank USA (Grand Cayman)		
1.44%, 7/1/2004	13,000,000	13,000,000
Danske Bank A/S (Grand Cayman)		
1.44%, 7/1/2004	13,000,000	13,000,000
Dresdner Bank AG (Grand Cayman)		
1.50%, 7/1/2004	13,000,000	13,000,000
Fortis Bank (Grand Cayman)		
1.44%, 7/1/2004	13,000,000	13,000,000
HSBC Bank USA (Grand Cayman)		
1.31%, 7/1/2004	13,000,000	13,000,000
Manufacturers & Traders Trust Co. (Grand Cayman)		
1.44%, 7/1/2004	13,000,000	13,000,000
Marshall & Ilsley Bank (Grand Cayman)		
1.38%, 7/1/2004	13,000,000	13,000,000
National City Bank (Grand Cayman)		
1.38%, 7/1/2004	13,000,000	13,000,000
Royal Bank of Canada (Grand Cayman)		
1.45%, 7/1/2004	13,000,000	13,000,000
SouthTrust Bank (Grand Cayman)		
1.38%, 7/1/2004	13,000,000	13,000,000
State Street Bank & Trust Co. (Grand Cayman)		
1.25%, 7/1/2004	4,600,000	4,600,000
Total Time Deposits		
(cost $147,600,000)		**147,600,000**
Total Investments (cost $305,624,627)	**101.4%**	**305,624,627**
Liabilities, Less Cash and Receivables	**(1.4%)**	**(4,307,458)**
Net Assets	**100.0%**	**301,317,169**

[a] *This note was acquired for investment, not with the intent to distribute or sell. Securities restricted to public resale. This security was acquired on 4/15/2004 at a cost of $10,000,000. At June 30, 2004, the aggregate value of this security was $10,000,000 or 3.3% of net assets and is valued at amortized cost.*

See notes to financial statements.

STATEMENT OF INVESTMENTS

GOVERNMENT SECURITIES SERIES

June 30, 2004 (Unaudited)

U.S. Treasury Bills−42.5%	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
7/1/2004	.94	25,000,000	25,000,000
8/12/2004	1.01	45,000,000	44,947,500
9/16/2004	.99	50,000,000	49,894,125
Total U.S. Treasury Bills (cost $119,841,625)			**119,841,625**
U.S. Treasury Notes−14.2%			
2.25%, 7/31/2004 (cost $40,041,050)	1.05	40,000,000	**40,041,050**
Repurchase Agreements−42.8%			
Bear Stearns & Co. dated 6/30/2004, due 7/1/2004 in the amount of $28,000,933 (fully collateralized by $28,596,000 U.S. Treasury Strip Bonds, due 11/15/2004-2/15/2005, value $28,341,229)	1.20	28,000,000	28,000,000
Goldman Sachs & Co. dated 6/30/2004, due 7/1/2004 in the amount of $8,757,182 (fully collateralized by $9,015,000 U.S. Treasury Notes 1.125%, due 6/30/2005, value $8,936,119)	.75	8,757,000	8,757,000
Morgan Stanley Dean Witter & Co. dated 6/30/2004, due 7/1/2004 in the amount of $28,000,941 (fully collateralized by $27,220,000 U.S. Treasury Notes 6.75%, due 5/15/2005, value $28,534,209)	1.21	28,000,000	28,000,000
JPMorgan Chase Bank dated 6/30/2004, due 7/1/2004 in the amount of $28,000,933 (fully collateralized by $27,135,000 U.S. Treasury Notes 11.625%, due 11/15/2004, value $28,560,130)	1.20	28,000,000	28,000,000

Repurchase Agreements (continued)	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
Lehman Brothers Inc. dated 6/30/2004, due 7/1/2004 in the amount of $28,000,972 (fully collateralized by $28,600,000 U.S. Treasury Notes 1.625%, due 4/30/2005, value $28,559,989)	1.25	28,000,000	28,000,000
Total Repurchase Agreements (cost $120,757,000)			**120,757,000**
Total Investments (cost $280,639,675)	**99.5%**		**280,639,675**
Cash and Receivables (Net)	**.5%**		**1,524,065**
Net Assets	**100.0%**		**282,163,740**

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

June 30, 2004 (Unaudited)

	Money Market Series	Government Securities Series
Assets ($):		
Investments in securities, See Statement of Investments (including repurchase agreements of $120,757,000 for the Government Securities Series)–Note 2(b)	305,624,627	280,639,675
Cash	–	1,362,488
Interest receivable	390,902	374,841
Prepaid expenses	38,064	28,475
	306,053,593	**282,405,479**
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)	142,234	153,412
Cash overdraft due to Custodian	47,340	–
Payable for shares of Common Stock redeemed	4,498,322	1,484
Accrued expenses	48,528	86,843
	4,736,424	**241,739**
Net Assets ($)	**301,317,169**	**282,163,740**
Composition of Net Assets ($):		
Paid-in capital	301,354,399	282,166,558
Accumulated net realized gain (loss) on investments	(37,230)	(2,818)
Net Assets ($)	**301,317,169**	**282,163,740**

Net Asset Value Per Share		
	Money Market Series	Government Securities Series
Net Assets ($)	301,317,169	282,163,740
Shares Outstanding	301,337,899	282,166,558
Net Asset Value Per Share ($)	**1.00**	**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended June 30, 2004 (Unaudited)

	Money Market Series	Government Securities Series
Investment Income ($):		
Interest Income	**1,683,458**	**1,478,554**
Expenses–Note 2(c):		
Management fee–Note 3(a)	749,228	724,429
Shareholder servicing costs–Note 3(b)	255,569	223,302
Custodian fees	33,527	27,844
Registration fees	33,430	19,599
Professional fees	15,491	15,274
Prospectus and shareholders' reports	14,164	20,087
Directors' fees and expenses–Note 3(c)	12,474	14,031
Miscellaneous	2,744	3,541
Total Expenses	**1,116,627**	**1,048,107**
Investment Income–Net	**566,831**	**430,447**
Net Realized Gain (Loss) on Investments–Note 2(b) ($)	**4,833**	**–**
Net Increase in Net Assets Resulting from Operations	**571,664**	**430,447**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Money Market Series		Government Securities Series	
	Six Months Ended June 30, 2004 (Unaudited)	Year Ended December 31, 2003	Six Months Ended June 30, 2004 (Unaudited)	Year Ended December 31, 2003
Operations ($):				
Investment income−net	566,831	1,140,187	430,447	1,404,089
Net realized gain (loss) on investments	4,833	347	−	−
Net Increase (Decrease) in Net Assets Resulting from Operations	**571,664**	**1,140,534**	**430,447**	**1,404,089**
Dividends to Shareholders from ($):				
Investment income−net	**(566,831)**	**(1,140,187)**	**(430,447)**	**(1,404,089)**
Capital Stock Transactions ($1.00 per share):				
Net proceeds from shares sold	170,704,624	251,123,196	170,085,401	369,746,874
Dividends reinvested	69,512	197,007	200,225	657,311
Cost of shares redeemed	(140,473,801)	(223,875,690)	(173,809,726)	(403,349,127)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**30,300,335**	**27,444,513**	**(3,524,100)**	**(32,944,942)**
Total Increase (Decrease) in Net Assets	**30,305,168**	**27,444,860**	**(3,524,100)**	**(32,944,942)**
Net Assets ($):				
Beginning of Period	271,012,001	243,567,141	285,687,840	318,632,782
End of Period	**301,317,169**	**271,012,001**	**282,163,740**	**285,687,840**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

Money Market Series

The following tables describe the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Six Months Ended June 30, 2004 (Unaudited)	Year Ended December 31,				
		2003	2002	2001	2000	1999
Per Share Data ($):						
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Investment Operations:						
Investment income−net	.002	.005	.013	.037	.056	.044
Distributions:						
Dividends from investment income−net	(.002)	(.005)	(.013)	(.037)	(.056)	(.044)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total Return (%)	.38[a]	.48	1.30	3.80	5.75	4.45
Ratios/Supplemental Data (%):						
Ratio of expenses to average net assets	.75[a]	.79	.75	.74	.92	.94
Ratio of net investment income to average net assets	.38[a]	.48	1.29	3.66	5.62	4.35
Net Assets, end of period ($ x 1,000)	301,317	271,012	243,567	217,658	159,757	100,206

[a] Annualized.

See notes to financial statements.

FINANCIAL HIGHLIGHTS

Government Securities Series

	Six Months Ended June 30, 2004 (Unaudited)	Year Ended December 31,				
		2003	2002	2001	2000	1999
Per Share Data ($):						
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Investment Operations:						
Investment income–net	.001	.005	.013	.035	.053	.042
Distributions:						
Dividends from investment income–net	(.001)	(.005)	(.013)	(.035)	(.053)	(.042)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total Return (%)	.30[a]	.46	1.26	3.56	5.48	4.31
Ratios/Supplemental Data (%):						
Ratio of expenses to average net assets	.72[a]	.72	.69	.70	.79	.75
Ratio of net investment income to average net assets	.30[a]	.46	1.26	3.49	5.30	4.24
Net Assets, end of period ($ x 1,000)	282,164	285,688	318,633	325,930	316,834	362,949

[a] Annualized.
See notes to financial statements.

NOTE 1—General:

Dreyfus Money Market Instruments, Inc. (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified open-end management investment company and operates as a series company issuing two classes of Common Stock: the Money Market Series and the Government Securities Series. The fund accounts separately for the assets, liabilities and operations of each series. The fund's investment objective is to provide investors with as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge. The fund is authorized to issue 5 billion shares of $.001 par value Common Stock for the Money Market Series and 10 billion shares of $.001 par value Common Stock for the Government Securities Series.

It is the fund's policy to maintain a continuous net asset value per share of $1.00 for each series; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00 for each series.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

NOTE 2—Significant Accounting Policies:

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the fund's Board of Directors to represent the fair value of the fund's investments.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for amortization of discount and premium on investments, is earned from settlement date and is recognized on the accrual basis. Cost of investments represents amortized cost. Under the terms of the custody agreement, the Money Market Series receives net earnings credits based on available cash balances left on deposit and includes such credits in interest income. Under the terms of the custody agreement, the Government Securities Series received net earnings credits of $54 during the period ended June 30, 2004 based on available cash balances left on deposit. Income earned under this arrangement is included in interest income.

The fund may enter into repurchase agreements with financial institutions, deemed to be creditworthy by the Manager, subject to the seller's agreement to repurchase and the fund's agreement to resell such securities at a mutually agreed upon price. Securities purchased subject to repurchase agreements are deposited with the fund's custodian and, pursuant to the terms of the repurchase agreement, must have an aggregate market value greater than or equal to the repurchase price plus accrued interest at all times. If the value of the underlying securities falls below the value of the repurchase price plus accrued interest, the fund will require the seller to deposit additional collateral by the next business day. If the request for additional collateral is not met, or the seller defaults on its repurchase obligation, the fund maintains the right to sell the underlying securities at market value and may claim any resulting loss against the seller.

(c) Expenses: Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to both series are allocated between them on a pro rata basis.

(d) Dividends to shareholders: It is the policy of the fund, with respect to both series, to declare dividends from investment income-net on each business day; such dividends are paid monthly. Dividends from net realized capital gain, if any, with respect to both series, are normally declared and paid annually, but each series may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). However, to the extent that a net realized capital gain of either series can be reduced by a capital loss carryover of that series, such gain will not be distributed.

(e) Federal income taxes: It is the policy of each series to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes. For federal tax purposes, each series is treated as a single entity for the purposes of determining such qualification.

Money Market Series has an unused capital loss carryover of $42,063 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to December 31, 2003. If not applied, $14,372 of the carryover expires in fiscal 2004, $3,878 expires in fiscal 2005, $6,557 expires in fiscal 2006, $1,333 expires in fiscal 2007, $9,973 expires in fiscal 2008 and $5,950 expires in fiscal 2010.

Government Securities Series has an unused capital loss carryover of $2,818 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to December 31, 2003. If not applied, the carryover expires in fiscal 2007.

The tax character of distributions for Money Market Series and Government Securities Series paid to shareholders during the fiscal year ended December 31, 2003 was all ordinary income. The tax character of current year distributions will be determined at the end of the current fiscal year.

At June 30, 2004, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee for each series is computed at the annual rate of .50 of 1% of the value of the average daily net assets of each series and is payable monthly.

(b) Under the Shareholder Services Plan, each series reimburses the Distributor an amount not to exceed an annual rate of .25 of 1% of the value of each series' average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended June 30, 2004, the Money Market Series and the Government Securities Series were charged $69,350 and $88,836, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended June 30, 2004, the Money Market Series and the Government Securities Series, were charged $16,731 and $33,548, respectively, pursuant to the transfer agency agreement.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities for the Money Market Series consists of: management fees $126,426 and transfer agency per account fees $15,808.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities for the Government Securities Series consists of: management fees $124,256 and transfer agency per account fees $29,156.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Legal Matters:

Two class actions (which have been consolidated) have been filed against Mellon Financial and Mellon Bank, N.A., and Dreyfus and Founders Asset Management LLC (the "Investment Advisers"), and the directors of all or substantially all of the Dreyfus funds, alleging that the Investment Advisers improperly used assets of the Dreyfus funds, in the form of directed brokerage commissions and 12b-1 fees, to pay brokers to promote sales of Dreyfus funds, and that the use of fund assets to make these payments was not properly disclosed to investors. The complaints further allege that the directors breached their fiduciary duties to fund shareholders under the Investment Company Act of 1940 and at common law. The complaints seek unspecified compensatory and punitive damages, rescission of the funds' contracts with the Investment Advisers, an accounting of all fees paid, and an award of attorneys' fees and litigation expenses. Dreyfus and the Dreyfus funds believe the allegations to be totally without merit and will defend the actions vigorously.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Dreyfus funds believe that any of the pending actions will have a material adverse effect on the Dreyfus funds or Dreyfus' ability to perform its contracts with the Dreyfus funds.

For More Information

To obtain information:

By telephone
Call 1-800-645-6561

By mail Write to:
The Dreyfus Family of Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144

By E-mail Send your request to info@dreyfus.com

On the Internet Information can be viewed online or downloaded from:
http://www.dreyfus.com

Dreyfus Money Market Instruments, Inc.
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

 0008–0060SA0604